Exhibit 99.1

3D Diagnostic I maging for Colorectal C ancer S creening Corporate Presentation July 2015

Disclaimers 2 Forward - Looking Statements This presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein. We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward - looking statements. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward - looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward - looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors . This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20 - F filed on April 29, 2015, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov . Furthermore, if our forward - looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward - looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.

Our Mission 3 We are developing the world’s first non - invasive system for cleanse - free imaging of the colon to identify precancerous polyps and cancers. By removing significant barriers to screening and increasing patient acceptance and access to structural colon examinations, our technology encourages early polyp detection and colorectal cancer prevention.

About Check - Cap 4 Founded – 2005 Located – Israel, Boston Employees – 50 Clinical trials ongoing in Israel/Europe; Plan to initiate U.S. pivotal trial in 2016 Technology consists of imaging capsule, tracking system, processing software Clinical Stage Medical Diagnostics for Colorectal Cancer Nasdaq : CHEK GE, Fosun Pharma , Pontifax, Jacobs, Counterpoint $50mn raised Cash balance ~ $19mn* *as of 6 / 30 / 2015

Check - Cap Imaging System 5 • High sensitivity to polyps and cancers • Cleanse - free bowel preparation Designed For: • Patient Acceptability • Affordability • Patient Accessibility • Fast results The Check - Cap Imaging System is not available for sale or for any clinical use in the U.S.

Investment Highlights 6 ✓ ✓ ✓ ✓ ✓ ✓ Leading - edge technology Significant market opportunity Experienced management and advisory teams Proof of concept clinically demonstrated Established regulatory and reimbursement pathway Core patents granted in major jurisdictions

Investment Highlights 6       Leading - edge technology Significant market opportunity Experienced management and advisory teams Proof of concept clinically demonstrated Established regulatory and reimbursement pathway Core patents granted in major jurisdictions

Experienced Management and Board of Directors 7 Board of Directors Dr. Walt Robb Steve Hanley Yuval Yanai Dr . Mary Jo Gorman Richard Stone Alon Dumanis Tomer Kariv Guy Neev Dr. Yoav Kimchy Executive Team Guy Neev – Chief Executive Officer 14 years of executive management experience. Chief Executive Officer at Cappella. Business unit manager at Boston Scientific. Bill Densel – President of US Operations 23 years of healthcare industry experience, including CEO at Beacon Endoscopic, General Manager of CardioSCORE for BG medicine and CEO of Dune Medical. Dr . Yoav Kimchy - Founder and Chief Technology Officer 12 years of executive R&D experience. Vice President of R&D at V - Target Ltd. Director of cardiovascular research at Impulse Dynamics Ltd. Alex Ovadia – Chief Operations Officer 12 years of experience as Global R&D Director, managing complex system projects at Philips Healthcare. 11 years of development management positions at Elbit . Lior Torem – Chief Financial Officer Strong Chief Financial Officer experience in both private and public companies. CFO at Superfish , Inc. Vice President of Finance at Actelis Networks, Inc .

Colorectal Cancer: A Major Public Health Problem 8 Global treatment costs estimated at $ 99 bn. U.S. treatment costs projected to be $ 20 bn in 2020 . New cases current Deaths current U.S. 137k 50k EU 471k 228k China 253k 139k Japan 113k 48k World - wide 1.36m 694k Source: American Cancer Society World Health Organization J Natl Cancer Inst. 2011 ; 103 : 1 - 12 ( Mariotto )

Colorectal Cancer is Highly Preventable

Colorectal cancer exists in a lengthy precancerous phase where it is readily detectable by structural examinations of the colon

Small Adenomatous Polyp (< 1cm)



Advanced Adenoma (≥ 1cm)



Cancer



~10 years

From 2001 to 2010 in the U.S., decreases were achieved in colorectal cancer incidence (3.4%/year) and death (~3%/year)

Source: Gastro 1997;112:594-692 (Winawer)
CA Cancer J Clin 2014;64:104-17 (Seigel)
Photos: WEO Atlas

9

Only 65% U.S. Adults are Current with Screening Guidelines 10 Structural 61.7% current compliance Colonoscopy CT Colonography Optical Capsule Enable detection of advanced adenomas and cancer Biomarkers 10.4% current compliance Stool & Stool DNA Blood Enable detection of cancer A literature review of 56 studies, including patients after and prior to colonoscopy, found that a significant majority judge laxative bowel preparation to be the worst part of the process and the main barrier . Source: CDC. BRFSS Survey Data 2012 Patient Education and Counseling 2012 ; 86 : 137 - 146 ( McLachan )

Barriers to Screening 11 Source : Mayo Clinic Proc

Barriers to Screening

	Standard Colonoscopy	CTC	Optical Capsule
Laxative preparation	32%	✓	✓
Insertion of tube	21%	✓	
Fasting requirements	15%	✓	✓
Concern over pain	13%	✓	
Embarrassment	11%		
Other reasons	8%		



"We found that the laxative preparation represents…a formidable barrier to screening…and the large proportion (86%) of respondents who would be much or somewhat more likely to undergo screening for CRC if it were to be removed"

✓ Check-Cap Imaging System is designed to address all these concerns

Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)

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Compelling Market Opportunity 12 Keys Total Population Total Population 50 - 75 years old 635mn U.S., EU, Japan, China 57 mn/year 2008 ACS /USMSTF/ ACR guidelines for screening with colonoscopy Individuals at medium risk screened once every 10 years $34bn At average Check - Cap Imaging System price of $ 600 Annual market opportunity U.S annual market opportunity $5bn At average Check - Cap Imaging System price of $600 Source : U.S. Census Bureau Company estimates

Screening Tests for Colorectal Cancer 13 * Detection of advanced adenomas > 50 % Structural Biomarkers Colonoscopy CTC Optic Capsules Fecal Occult Blood Test Stool DNA P - P P P P P P x x x P - P -- x x - Blood Tests P x Efficacy* Risk Comfort In clinical trials P P -

Ultra - Low Dose X - Ray Imaging Capsule 14 Patients drink a small amount of contrast agent with each meal during capsule passage As the capsule moves naturally, it images the inner surface of the colon in a 360 degree circle, only scanning when in motion The capsule is excreted naturally and the patient is notified Capsule measures and combines XRF and CMT Increased CMT = Decreased distance to c olon surface Increased XRF = Increased distance to colon surface CMT (Compton Back - scattering) XRF (X - ray Fluorescence) The Check - Cap Imaging System is not available for sale or for any clinical use in the U.S. Patented technology uses reflected energy to create images of the colon surface

Patients Continue with t heir Daily Routine 15 CPS During 1 - 5 days of passage, patients continue with their normal daily routine As the capsule travels, it transmits Data to the Capsule Positioning System , mapping the structure of the colon a disposable patch on lower back Image for illustration only The Check - Cap Imaging System is not available for sale or for any clinical use in the U.S. Capsule route in colon

Physician Review in Less t han 10 Minutes 16 Data is downloaded from the CPS to the Workstation, which combines the 3 D Surface with the 3 D Path to create a 3 D image of the colon for physician review: 7 mm polyp 8mm polyp Tissue - equivalent phantom model The Check - Cap Imaging System is not available for sale or for any clinical use in the U.S. Image for illustration only 3 D Path 3 D Surface

Polyp Detection – Sensitivity and Specificity (Lab) 17 True Positive vs. False Positive 100 % TP 0 % FP CMT XRF Fused % TP % FP Size / Shape Distinction No polyp P olyp Width (mm) Height(mm)

Clinical Data Generation 18 1 st c linical cases of the Imaging Capsule Motility Trial 60 Germany CE Mark Trial (Preliminary Efficacy) 40 - 60 3 Israel sites 1 EU site Ongoing Proof of Concept 10 Israel FDA Pivotal Trial* 10 U.S. sites 5 EU sites EU Registry* (post marketing) * Anticipated. Subject to regulatory approval 2010 2013 2014 2016

CE Mark Trial Accomplishments • Goal is demonstration of Preliminary Efficacy and algorithm/component optimization • Opened 3 rd clinical site in Israel, initiating EU site • Progress towards Preliminary Efficacy – Capability to image • Both pedunculated and sessile polyps  • Polyps in various segments of the colon  • P olyps with varying contrast material concentrations  • P olyps in range of speed of capsule movement  – Creation of a clinical atlas of images  19

A Case S tudy of a Polyp D etected in the Ascending C olon 20 Images taken during colonoscopy of a a 4 mm sessile polyp on a haustra in the ascending colon A segment of the ascending colon where a polyp was visualized is marked by a dotted blue line A 3 D map of the colon as measured by the capsule F illet - type reconstruction of the ascending colon section. The polyp is clearly visible Tube - type reconstructions of the ascending colon section. The polyp is clearly visible on both The Check - Cap Imaging System is not available for sale or for any clinical use in the U.S.

A case study of a polyp detected in the sigmoid colon 21 A Case S tudy of a Polyp D etected in the Sigmoid C olon A segment of the sigmoid colon where a polyp was visualized is marked by a dotted blue line Fillet - type reconstruction of the sigmoid colon section. The polyp is clearly visible Tube - type reconstruction of the sigmoid colon section. The polyp is clearly visible on both A 3D map of the colon as measured by the capsule A/P view Oblique view Images taken during colonoscopy of a 20 mm polyp on a large stem in the sigmoid colon. S tem is viewed on left ( 9 o’clock) with polyp extending to the right. The Check - Cap Imaging System is not available for sale or for any clinical use in the U.S.

Potential Screening Benefit of Check - Cap 22 Source: J Clin Gastroenterol 2014 Jan; 48 (1): 52 - 4 ( Chatrath ) Survey of 502 patients in a primary care setting: - 62 % had prior colonoscopy, 38 % had not Patients not willing to undergo future colonoscopy (n= 218 ) Patients with preference (n=135) of Check - Cap vs. Stool test Patients having past colonoscopy willing to undergo Check - Cap 42 % Willing to undergo 34 % Willing to undergo Stool Test 40 % Preferred Check - Cap 22 % Preferred Stool Test 24 % no polypectomy P< 0 . 01 34% w ith polypectomy

Strong Intellectual Property Position 23 18 granted, 1 allowed, and 29 pending from major jurisdictions including the U.S . PTO, European Patent Organisation, China, Japan , & India covering the core technology: • Intra - Lumen P olyp Detection – system and method for an ingestible capsule with an X - ray source not requiring laxative preparation • Estimation of distance and size of lesions – a method not requiring laxative preparation Core patents granted in major jurisdictions

Check - Cap Target Milestones 24 All timelines are subject to regulatory approvals 2015 2016 - Initial Public Offering - Demonstrate Preliminary Efficacy - CE Mark Trial Completion - CE Mark Submission - EU Registry Study - C ommercial Launch in EU* - U.S. Pivotal Trial I nitiation * Capital dependent - CE Mark Trial ongoing - Imaging of polyps and creation of clinical atlas - Algorithm and Component O ptimization 1 4 2 2 H 1 Q Q Data Presentation 2 3 - Check - Cap U.S. Incorporated

Financial & Corporate Summary 25 Financial position • $ 19 million cash as of June 30 , 2015 • Cash runway through 2016 Capital structure • Traded on the NASDAQ: CHEK • Warrants traded on the NASDAQ: CHEKW • US IPO: February 2015 • 10 . 8 million ordinary shares outstanding • Insider ownership: 31%

Investment Summary 26 ✓ ✓ ✓ ✓ ✓ ✓ Leading - edge technology Significant market opportunity Experienced management and advisory teams Proof of concept clinically demonstrated Established regulatory and reimbursement pathway Core patents granted in major jurisdictions

Investment Summary 26       Leading - edge technology Significant market opportunity Experienced management and advisory teams Proof of concept clinically demonstrated Established regulatory and reimbursement pathway Core patents granted in major jurisdictions